Exhibit 99.2

FF305

Next Day Disclosure Return
(Equity issuer - changes in issued shares or treasury shares, share buybacks and/or on-market sales of treasury shares)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	Zhihu Inc.		
Date Submitted:	29 September 2026		

*Section I must be completed by a listed issuer where there has been a change in its issued shares or treasury shares which is discloseable pursuant to rule 13.25A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Exchange**") (the **"Main Board Rules"**) or rule 17.27A of the Rules Governing the Listing of Securities on GEM of the Exchange (the "**GEM Rules**").*

Section I					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02390	**Description**			

A. Changes in issued shares or treasury shares

Events	Changes in issued shares (excluding treasury shares)		Changes in treasury shares	*Issue/ selling price per share (Note 4)*	Total number of issued shares
	Number of issued shares (excluding treasury shares)	*As a % of existing number of issued shares (excluding treasury shares) before the relevant event (Note 3)*	Number of treasury shares		
Opening balance as at *(Note 1)* 25 September 2026	244,789,786		0		244,789,786
1). Other (please specify) See Part B **Date of changes** 28 September 2026		%			
Closing balance as at *(Notes 5 and 6)* 28 September 2026	244,789,786		0		244,789,786

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B. Shares redeemed or repurchased for cancellation but not yet cancelled as at the closing balance date *(Notes 5 and 6)*							
1).	Shares repurchased for cancellation but not yet canceled **Date of changes** 01 July 2026	108,498	0.041 %		USD	1.058	
2).	Shares repurchased for cancellation but not yet canceled **Date of changes** 02 July 2026	135,000	0.051 %		USD	1.0484	
3).	Shares repurchased for cancellation but not yet canceled **Date of changes** 06 July 2026	113,208	0.043 %		USD	1.0608	
4).	Shares repurchased for cancellation but not yet canceled **Date of changes** 07 July 2026	100,641	0.038 %		USD	1.0811	
5).	Shares repurchased for cancellation but not yet canceled **Date of changes** 08 July 2026	111,318	0.042 %		USD	1.0705	
6).	Shares repurchased for cancellation but not yet canceled **Date of changes** 09 July 2026	124,254	0.047 %		USD	1.0615	
7).	Shares repurchased for cancellation but not yet canceled **Date of changes** 10 July 2026	122,445	0.046 %		USD	1.0899	
8).	Shares repurchased for cancellation but not yet canceled **Date of changes** 13 July 2026	131,334	0.049 %		USD	1.0908	
9).	Shares repurchased for cancellation but not yet canceled **Date of changes** 14 July 2026	129,330	0.049 %		USD	1.0944	
10).	Shares repurchased for cancellation but not yet canceled **Date of changes** 15 July 2026	127,896	0.048 %		USD	1.0944	
11).	Shares repurchased for cancellation but not yet canceled **Date of changes** 16 July 2026	90,432	0.034 %		USD	1.0858	

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12).	Shares repurchased for cancellation but not yet canceled **Date of changes** 17 July 2026	112,047	0.042 %		USD	1.0523	
13).	Shares repurchased for cancellation but not yet canceled **Date of changes** 20 July 2026	126,138	0.047 %		USD	1.0626	
14).	Shares repurchased for cancellation but not yet canceled **Date of changes** 21 July 2026	77,673	0.029 %		USD	1.0594	
15).	Shares repurchased for cancellation but not yet canceled **Date of changes** 22 July 2026	84,732	0.032 %		USD	1.0557	
16).	Shares repurchased for cancellation but not yet canceled **Date of changes** 23 July 2026	127,761	0.048 %		USD	1.0416	
17).	Shares repurchased for cancellation but not yet canceled **Date of changes** 24 July 2026	131,601	0.049 %		USD	1.0576	
18).	Shares repurchased for cancellation but not yet canceled **Date of changes** 27 July 2026	114,864	0.043 %		USD	1.0785	
19).	Shares repurchased for cancellation but not yet canceled **Date of changes** 28 July 2026	98,460	0.038 %		USD	1.0896	
20).	Shares repurchased for cancellation but not yet canceled **Date of changes** 29 July 2026	104,430	0.04 %		USD	1.1116	
21).	Shares repurchased for cancellation but not yet canceled **Date of changes** 30 July 2026	105,000	0.04 %		USD	1.0914	
22).	Shares repurchased for cancellation but not yet canceled **Date of changes** 31 July 2026	97,752	0.038 %		USD	1.0926	
23).	Shares repurchased for cancellation but not yet canceled **Date of changes** 03 August 2026	97,581	0.038 %		USD	1.1041	

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24). Shares repurchased for cancellation but not yet canceled **Date of changes** 04 August 2026	105,000	0.04 %		USD	1.1066	
25). Shares repurchased for cancellation but not yet canceled **Date of changes** 05 August 2026	100,644	0.039 %		USD	1.0945	
26). Shares repurchased for cancellation but not yet canceled **Date of changes** 06 August 2026	96,618	0.037 %		USD	1.0838	
27). Shares repurchased for cancellation but not yet canceled **Date of changes** 07 August 2026	80,502	0.031 %		USD	1.0825	
28). Shares repurchased for cancellation but not yet canceled **Date of changes** 10 August 2026	101,289	0.039 %		USD	1.0986	
29). Shares repurchased for cancellation but not yet canceled **Date of changes** 11 August 2026	95,079	0.037 %		USD	1.1015	
30). Shares repurchased for cancellation but not yet canceled **Date of changes** 12 August 2026	86,001	0.033 %		USD	1.0653	
31). Shares repurchased for cancellation but not yet canceled **Date of changes** 13 August 2026	99,522	0.038 %		USD	1.0677	
32). Shares repurchased for cancellation but not yet canceled **Date of changes** 14 August 2026	105,000	0.04 %		USD	1.0618	
33). Shares repurchased for cancellation but not yet canceled **Date of changes** 17 August 2026	119,613	0.046 %		USD	1.0602	
34). Shares repurchased for cancellation but not yet canceled **Date of changes** 18 August 2026	125,856	0.048 %		USD	1.045	
35). Shares repurchased for cancellation but not yet canceled **Date of changes** 19 August 2026	84,003	0.032 %		USD	1.0551	

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36).	Shares repurchased for cancellation but not yet canceled **Date of changes** 20 August 2026	125,856	0.048 %		USD	1.0583	
37).	Shares repurchased for cancellation but not yet canceled **Date of changes** 21 August 2026	98,517	0.038 %		USD	1.0739	
38).	Shares repurchased for cancellation but not yet canceled **Date of changes** 24 August 2026	76,596	0.029 %		USD	1.0643	
39).	Shares repurchased for cancellation but not yet canceled **Date of changes** 25 August 2026	126,291	0.049 %		USD	1.0561	
40).	Shares repurchased for cancellation but not yet canceled **Date of changes** 26 August 2026	122,064	0.047 %		USD	1.0261	
41).	Shares repurchased for cancellation but not yet canceled **Date of changes** 27 August 2026	104,916	0.04 %		USD	1.0219	
42).	Shares repurchased for cancellation but not yet canceled **Date of changes** 08 September 2026	10,500	0 %		USD	0.8859	
43).	Shares repurchased for cancellation but not yet canceled **Date of changes** 09 September 2026	129,255	0.05 %		USD	0.9217	
44).	Shares repurchased for cancellation but not yet canceled **Date of changes** 10 September 2026	127,650	0.049 %		USD	0.9448	
45).	Shares repurchased for cancellation but not yet canceled **Date of changes** 11 September 2026	124,587	0.048 %		USD	0.9427	
46).	Shares repurchased for cancellation but not yet canceled **Date of changes** 14 September 2026	165,837	0.064 %		USD	0.9655	
47).	Shares repurchased for cancellation but not yet canceled **Date of changes** 15 September 2026	147,048	0.057 %		USD	0.9759	

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48). Shares repurchased for cancellation but not yet canceled **Date of changes** 16 September 2026	178,473	0.069 %		USD	1.0162	
49). Shares repurchased for cancellation but not yet canceled **Date of changes** 17 September 2026	62,034	0.024 %		USD	1.0452	
50). Shares repurchased for cancellation but not yet canceled **Date of changes** 18 September 2026	179,073	0.069 %		USD	1.061	
51). Shares repurchased for cancellation but not yet canceled **Date of changes** 21 September 2026	97,146	0.037 %		USD	1.0626	
52). Shares repurchased for cancellation but not yet canceled **Date of changes** 22 September 2026	128,847	0.05 %		USD	1.1656	
53). Shares repurchased for cancellation but not yet canceled **Date of changes** 23 September 2026	180,000	0.069 %		USD	1.1468	
54). Shares repurchased for cancellation but not yet canceled **Date of changes** 24 September 2026	17,700	0.007 %		USD	1.1911	
55). Shares repurchased for cancellation but not yet canceled **Date of changes** 25 September 2026	150,000	0.058 %		USD	1.283	
56). Shares repurchased for cancellation but not yet canceled **Date of changes** 28 September 2026	207,870	0.08 %		USD	1.2753	

Remarks:

69,290 ADS were repurchased on the New York Stock Exchange on September 28, 2026 (U.S. time) at US$3.826 per ADS. Each ADS represents three class A ordinary shares.
The percentage as stated in the above "Changes in issued shares (excluding treasury shares) as a % of existing number of issued shares (excluding treasury shares) before the relevant event" column was calculated based on the Company's issued shares of 259,652,105 (comprising 244,789,786 Class A ordinary shares and 14,862,319 Class B ordinary shares).

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FF305 Page 7 of 10 v 1.3.0 Confirmation Not applicable Notes to Section I: 1. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 2. Please set out all changes in issued shares or treasury shares requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of changes. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 3. The percentage change in the number of issued shares (excluding treasury shares) of the listed issuer is to be calculated by reference to the opening balance of the number of issued shares (excluding treasury shares) being disclosed in this Next Day Disclosure Return. 4. In the case of a share repurchase or redemption, the “issue/ selling price per share” shall be construed as “repurchase price per share” or “redemption price per share”. Where shares have been issued/ sold/ repurchased/ redeemed at more than one price per share, a volume-weighted average price per share should be given. 5. The closing balance date is the date of the last relevant event being disclosed. 6. For repurchase or redemption of shares, disclosure is required when the relevant event has occurred (subject to the provisions of Main Board Rules 10.06(4)(a), 13.25A and 13.31 / GEM Rules 13.13(1), 17.27A and 17.35), even if the repurchased or redeemed shares have not yet been cancelled. If repurchased or redeemed shares are to be cancelled upon settlement of such repurchase or redemption after the closing balance date, they shall remain part of the issued shares as at the closing balance date in Part A. Details of these repurchased or redeemed shares shall be disclosed in Part B. 7. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. 8. “Identical” means in this context: - the securities are of the same nominal value with the same amount called up or paid up; - they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and - they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.

FF305

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

Repurchase report

Section II					
1. Class of shares	WVR ordinary shares	**Type of shares**	A	**Listed on the Exchange**	Yes
Stock code (if listed)	02390	**Description**			

A. Repurchase report

Trading date	Number of shares repurchased	Method of repurchase *(Note 1)*	Repurchase price per share or highest repurchase price per share $	Lowest repurchase price per share $	Aggregate price paid $
1). 28 September 2026	207,870	On another stock exchange New York Stock Exchange	USD 1.2933	USD 1.25	USD 265,102.15

Total number of shares repurchased	207,870	**Aggregate price paid $**	USD 265,102.15
Number of shares repurchased for cancellation	207,870		
Number of shares repurchased for holding as treasury shares	0		

B. Additional information for issuer who has a primary listing on the Exchange

1).	**Date of the resolution granting the repurchase mandate**		30 June 2026
2).	**Total number of shares which the issuer is authorised to repurchase under the repurchase mandate**		25,461,758
3).	**Number of shares repurchased on the Exchange or another stock exchange under the repurchase mandate**	**(a)**	6,471,591
4).	**As a % of number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate** *(a) x 100 / number of issued shares (excluding treasury shares) as at the date of the resolution granting the repurchase mandate*		2.542 %
5).	**Moratorium period for any issue of new shares, or sale or transfer of treasury shares after the share repurchase(s) set out in Part A *(Note 2)***	**Up to**	28 October 2026

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FF305 Page 9 of 10 v 1.3.0 We hereby confirm that the repurchases made on another stock exchange set out in Part A above were made in accordance with the Main Board Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated June 8, 2026, which has been filed with the Exchange. We also confirm that any repurchases made on another stock exchange set out in Part A above were made in accordance with the domestic rules applying to repurchases on that other stock exchange. Remarks: B2) 25,461,758 was calculated based on 10% of the total number of issued and outstanding shares (excluding treasury shares) of the Company as at 30 June 2026, comprising 245,733,181 Class A ordinary shares (excluding 5,174,334 bulk issuance shares) and 15,233,755 Class B ordinary shares, deducting a total of 6,349,356 Class A ordinary shares represented by ADSs were repurchased on the New York Stock Exchange for cancellation but not yet canceled as at 30 June 2026. Notes to Section II: 1. Please state whether the repurchase was made on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer. 2. Subject to the carve-out set out in Main Board Rule 10.06(3)(a)/ GEM Rule 13.12, an issuer may not (i) make a new issue of shares, or a sale or transfer of any treasury shares; or (ii) announce a proposed new issue of shares, or a sale or transfer of any treasury shares, for a period of 30 days after any purchase by it of shares, whether on the Exchange or otherwise, without the prior approval of the Exchange.

FF305 Page 10 of 10 v 1.3.0 Section III must also be completed by a listed issuer where it has made a sale of treasury shares on the Exchange or any other stock exchange on which the issuer is listed which is discloseable under Main Board Rule 10.06B / GEM Rule 13.14B. Report of on-market sale of treasury shares Not applicable Submitted by: Lau Yee Wa (Name) Title: Company Secretary (Director, Secretary or other Duly Authorised Officer)